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                                HERITAGE SERIES TRUST:
                         EAGLE INTERNATIONAL EQUITY PORTFOLIO

                      Multiple Class Plan Pursuant to Rule 18f-3

              Heritage Series Trust ("Trust") hereby adopts this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act") on behalf of its Eagle International Equity Portfolio series ("Portfolio"). This Plan describes the classes of shares 1995 ("Implementation Date").

     A. CLASSES OFFERED. The Portfolio offers the following classes of shares:

                      1. Eagle Class. Eagle Class shares are offered to all investors without the imposition of an initial sales charge or a contingent deferred sales load. Eagle Class shares require an initial investment of $50,000, except for investors who already maintain an account with Eagle Asset Management, Inc. for which a $25,000 minimum initial investment applies. Eagle Class shareholders incur an annual service fee of .25% of average daily net assets and a distribution fee of .75% of average daily net assets of the Eagle Class shares of the Portfolio, each paid pursuant to a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1"). All of the shares of the Portfolio issued pursuant to a Portfolio prospectus effective prior to the Implementation Date and that are outstanding on the Implementation Date will be designated as Eagle Class shares.

                      2. Class A. Class A shares are offered to all investors subject to an initial sales charge. The maximum sales charge is 4.75% of the amount invested and declines to 1.00% based on discounts for volume purchases. The initial sales charge may be waived for certain eligible purchasers or under certain circumstances. Class A shares also are subject to an annual service fee of .25% of the average daily net assets of the Class A shares paid pursuant to a plan of distribution adopted pursuant to Rule 12b-1. Class A shares require an initial investment of $1,000, except for certain retirement accounts and investment plans for which lower limits may apply.

                      3. Class C. Class C shares are offered to all investors subject to a contingent deferred sales load ("CDSL") on redemptions of shares held less than one year. The Class C CDSL is equal to 1% of the lower of: (1) the net asset value of the shares at the time of purchase or (2) the net asset value of the shares at the time of redemption. Class C shares held one year or longer and Class C shares acquired through reinvestment of dividends or capital gains distributions on shares otherwise subject to a Class C CDSL are not subject to the DCSL. The DCSL for Class C shares of the Portfolio may be waived under certain circumstances. Class C shares are subject to an annual service fee of .25% of average daily net assets and a distribution fee of .75% of average daily net assets of the Class C shares of the
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              Portfolio, each paid pursuant to a plan of distribution adopted pursuant to Rule 12b-1. Class C shares require an initial investment of $1,000, except for certain retirement accounts and investment plans for which lower limits may apply.

     B. EXPENSE ALLOCATIONS OF EACH CLASS. Certain expenses may be attributable to a particular class of shares of the Portfolio ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular class and, thus are borne on a pro rata basis by the outstanding shares of that class.

              In addition to the distribution and service fees described above, each class also may pay a different amount of the following other expenses: (1) 12b-1 fees, (2) transfer agent fees identified as being attributable to a specific class, (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a class, (4) Blue Sky registration fees incurred by a specific class of shares, (5) Securities and Exchange Commission registration fees incurred by a specific class of shares, (6) expenses of administrative personnel and services required to support the shareholders of a specific class, (7) trustees' fees or expenses incurred as a result of issues relating to a specific class of shares, (8) accounting expenses relating solely to a specific lass of shares, (9) auditors' fees, litigation expenses, and legal fees and expenses relating to a specific class of shares, and (10) expenses incurred in connection with shareholders meetings as a result of issues relating to a specific class of shares.

     C. EXCHANGE FEATURES. If an investor has held Class A or Class C shares for at least 30 days, the investor may exchange those classes of shares for shares of the corresponding class of any other mutual fund for which Heritage Asset Management, Inc. serves as investment adviser ("Heritage mutual funds"). All exchanges are subject to the minimum investment requirements and any other applicable terms set forth in the prospectus for the Heritage mutual funds whose shares are being acquired. Class C shares, however, are not eligible for exchange into the Heritage Municipal Money Market Fund.

              These exchange privileges may be modified or terminated by the Portfolio, and exchanges may be made only into funds that are registered legally for sale in the investor's state of residence.

     D. ADDITIONAL INFORMATION. This Multiple Class Plan is qualified by and subject to the terms of the then current prospectus for the applicable classes; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan. The prospectuses for the Eagle Class and for the Class A and Class C contain additional information about those classes and the Portfolio's multiple class structure.

     Dated:   December __, 1995
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